UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHINA BIOPHARMACUETICALS HOLDINGS, INC.
(Name of Subject Company (Issuer))

NEOSTEM, INC.
(Name of Filing Persons (Offeror))

Warrants to Purchase Common Stock, par value $0.01
held by certain warrant holders
(Title of Class of Securities)

971889100
 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170
(212) 584-4180
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

ALAN WOVSANIKER, ESQ.
LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NJ  07068
TELEPHONE: (973) 597-2564
FACSIMILE: (973) 597-2565

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,462,873	$584

* Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that all 8,370,298 warrants to purchase shares of common stock of China Biopharmaceuticals Holdings, Inc. held by certain holders that are eligible to participate in this exchange offer will be accepted for exchange by the offer.  These warrants have an aggregate book value of $10,462,873. The actual transaction value will be based on the number of warrants tendered, if any, which may result in a lower aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the transaction value.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $584	Filing Party: NeoStem, Inc.
Form or Registration No.: 333-160578	Date Filed: July 15, 2009

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.                       Summary Term Sheet.

The information set forth in the Registration Statement on Form S-4, filed as Exhibit (a)(1) hereto (the “Offering Document”), under the “Summary Term Sheet” section, is incorporated herein by reference.

Item 2.                       Subject Company Information.

(a)           Name and Address.  The name of the subject company (or issuer) is China Biopharmaceuticals Holdings, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is located No. 859, Pan Xu Road, Suzhou, Jiangsu Province, China 215000 and the telephone number of its principal executive office is (86) 512 6855 0568.

(b)            Securities.  The information set forth in the Offering Document under the “Description of Existing CBH Warrants” section is incorporated herein by reference.

(c)            Trading Market and Price.  The information set forth in the Offering Document under the “Description of Existing CBH Warrants” section is incorporated herein by reference.

Item 3.                       Identity and Background of Filing Person.

(a)           Name and Address.  NeoStem, Inc. is both the filing person and offeror in the Exchange Offer.  The Company’s principal executive office is located at 420 Lexington Avenue, Suite 450, New York, New York 10170 and the telephone number of its principal executive office is (212) 584-4171.  The address and phone number for each of NeoStem's officers and directors is c/o NeoStem, Inc., 420 Lexington Avenue, Suite 450, New York, New York 10170, (212)-584-4171.  The information set forth in the Offering Document under the "NeoStem's Directors and Officers" section is incorporated herein by reference.

(b)           Business and Background of Entities. The information set forth in the Offering Document under the "Business of NeoStem" section is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  The information set forth in the Offering Document under the "NeoStem's Directors and Officers" section is incorporated herein by reference.

Item 4.                      Terms of the Transaction.

(a)           Material Terms.  The information set forth in the Offering Document under the “Summary Term Sheet” section, the “Risk Factors” section and the "Terms of the Exchange Offer" section is incorporated herein by reference.

Item 5.                       Past Contracts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Offering Document under the "Interests of Certain Persons in the Merger" section is incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the Offering Document under the "Purpose of the Exchange Offer" section is incorporated herein by reference.

Item 6.                       Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.  The information set forth in the Offering Document under the “Purpose of the Exchange Offer” section is incorporated herein by reference.

(b)           Use of Securities Acquired.  The securities acquired in the Exchange Offer shall be canceled.

(c)           Plans.  The information set forth in the Offering Document under the “Purpose of the Exchange Offer” section is incorporated herein by reference.

Item 7.                      Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.  The information set forth in the Offering Document under the “Source and Amount of Consideration” section is incorporated herein by reference.

(b)            Conditions.  Not applicable.

(d)           Borrowed Funds.  Not applicable.

Item 8.                      Interest in Securities of the Subject Company.

(a)           Securities Ownership.  The information set forth in the Offering Document under the “Interests in Securities of CBH" section is incorporated herein by reference.

(b)            Securities Transactions.  Not applicable.

Item 9.                       Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations.  NeoStem has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the tender offer.

Item 10.                      Financial Statements.

(a)            Financial Information.  NeoStem incorporates by reference the consolidated financial statements of NeoStem set forth under "Consolidated Financial Statements of NeoStem, Inc." of the Offering Document.

(b)            Pro Forma Information.  NeoStem incorporates by reference the pro forma financial information of the combined company set forth under "Unaudited ProForma Financial Information of NeoStem, Inc." of the Offering Document.

Item 11.                      Additional Information.

(a)            Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offering Document under the “Legal Matters; Regulatory Approvals” section is incorporated herein by reference.

(b)            Other Material Information.  None.

Item 12.                       Exhibits.

Exhibit Number	Description
(a)(1)	Registration Statement on Form S-4 previously filed with the Commission on July 15, 2009.

Item 13.                       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEOSTEM, INC.

Date: July 15, 2009	By:	/s/ Catherine M. Vaczy
Name: Catherine M. Vaczy
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Registration Statement on Form S-4 previously filed with the Commission on July 15, 2009.